SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ____)*

PRESTIGE BRANDS HOLDINGS, INC.

 (Name of Subject Company (Issuer))

GENOMMA LAB INTERNACIONAL, S.A.B. de C. V.
(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

74112D101
(CUSIP Number of Class of Securities)

Oscar Villalobos Torres
Chief Financial Officer
Genomma Lab Internacional, S.A.B. de C. V.
Edificio Samara, Antonio Dovalí Jaime #70 Piso 2
Colonia Santa  Fe, Delegación Álvaro Obregón
C.P. 01210, Ciudad de México, Distrito Federal,
Telephone:  +52 (55) 5081-0000
(Name, address and telephone number of person
authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael L. Fitzgerald, Esq.
Joy K. Gallup, Esq.
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, New York 10019
Telephone:  (212) 259-6888

CALCULATION OF FILING FEE

Transaction Valuation	Amount Of Filing Fee*
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:Not applicable.	Filing Party: Not applicable.
Form or Registration No.:Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒           third-party tender offer subject to Rule 14d-1.

☐           issuer tender offer subject to Rule 13e-4.

☐           going-private transaction subject to Rule 13e-3.

☐           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐           Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐           Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

2

Forward-looking Statements

This communication may contain certain forward-looking statements and information relating to Genomma Lab Internacional, S.A.B. de C.V. ("Genomma") that reflect the current views and/or expectations of Genomma and its management with respect to its performance, business and future events.  Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like "believe," "anticipate," "expect," "envisages," "will likely result," or any other words or phrases of similar meaning.  Such statements are subject to a number of risks, uncertainties and assumptions.  These risks and uncertainties include, but are not limited to, the possibility that Genomma will not pursue a transaction with Prestige Brands Holdings, Inc. ("Prestige"), the timing to consummate a potential transaction between Genomma and Prestige, the ability and timing to obtain required regulatory approvals, Genomma’s ability to realize the synergies contemplated by a potential transaction and Genomma’s ability to promptly and effectively integrate the businesses of Prestige and Genomma.  We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this communication and in oral statements made by authorized officers of Genomma.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.  Except as otherwise provided by law, Genomma undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities.  No tender offer for the shares of Prestige has commenced at this time.  In connection with the proposed transaction, Genomma intends to file tender offer documents with the U.S. Securities and Exchange Commission ("SEC").  Any definitive tender offer documents will be mailed to stockholders of Prestige.  INVESTORS AND SECURITY HOLDERS OF PRESTIGE ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders of Prestige will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Genomma through the web site maintained by the SEC at http://www.sec.gov.

3

On May 3, 2012, Genomma Lab Internacional, S.A.B. de C.V. issued the following press release and filed it with the Comisión Nacional Bancaria y de Valores (Mexican National Banking and Securities Commission):

Mexico City, May 3rd, 2012

GENOMMA LAB INTERNACIONAL ANNOUNCES DECISION NOT TO PURSUE ACQUISITION OF PRESTIGE BRANDS HOLDINGS

Genomma Lab Internacional, S.A.B. de C.V. ("Genomma") (BMV: LAB.B.) announced today that it has decided to no longer pursue the proposed acquisition of all of the outstanding shares of Prestige Brands Holdings, Inc. ("Prestige") (NYSE: PBH) common stock for $16.60 per share in cash.

Since Genomma's initial proposal to Prestige on February 21, 2012, Genomma satisfied Prestige's conditions by:

- Given Genomma's financial strength, it obtained the COMMITTED FINANCING of approximately US$2.2 BILLION, subject to customary conditions, to finance the transaction. These commitments were filed to the *Securities and Exchange Commission* ("SEC") and to the Comisión Nacional Bancaria de Valores ("CNBV");
- Receiving approval for the offer from Genomma's shareholders; and
- Having Genomma's shareholders authorize its Board of Directors, upon the exercise of a due diligence, TO INCREASE THE PURCHASE PRICE.

However, as recent as yesterday at approximately 6:00 p.m. EST, Prestige's advisors notified Genomma's advisors that Prestige would only engage in discussions with Genomma upon Genomma making a significant increase in the purchase price. Consequently, Prestige's unreasonable refusal to not have a single meeting to allow Genomma to conduct even the most rudimentary due diligence has served to deprive its shareholders of any chance of achieving an increase in the value of their shares.

On Friday, April 27, 2012, Prestige announced the payment of new additional discretionary bonuses to certain executive officers of Prestige. Genomma was perplexed by Prestige's focus at this time on the compensatory arrangements of its executive officers rather than on Genomma's proposal which would have been highly beneficial to both Prestige and Genomma shareholders as this combination would offer compelling value to shareholders and provide a unique opportunity to bring together two world-class brand portfolios under Genomma's proven ability to market and develop brands and products.

Genomma is disappointed with Prestige's continued rejection of its compelling proposal. Throughout this process Genomma has tried unsuccessfully to engage in discussions with

Contact:
Investor Relations
Tel: +52 (55) 5081 0000 Ext. 5106
E-mail:inversion@genommalab.com

In New York: Grayling USA, Lucía Domville
Tel: +1 (646) 284-9416
E-mail: genommalab@grayling.com

Prestige's management and offer a fair and adequate price to Prestige's shareholders. While Genomma remains open to such discussions, after the notification received by Genomma's advisors yesterday at approximately 6:00 p.m. EST, the Board of Directors of Genomma met early this morning to determine how to proceed. Given Genomma's duty to be disciplined with the capital of its shareholder, the Board of Directors decided in the absence of such discussions at this time to no longer pursue the proposed acquisition. Accordingly, Genomma will proceed to terminate the committed financing it has obtained for the proposed acquisition.

Genomma intends to continue to concentrate its efforts on its core business, through the organic growth of its operations and new growth opportunities, with the objective of maintaining its primary focus of maximizing value for its shareholders.

About Genomma

Genomma Lab Internacional, S.A.B. de C.V. is one of the fastest growing over-the-counter pharmaceutical and personal care products companies in Mexico, offering more than 78 brands, many of which are leaders in their product categories. Genomma has extensive in-house product development capabilities that it uses to develop trusted and established brands. Genomma's top-selling brands occupy a "top-of-mind" position for many consumers. These top-selling brands are supported by a broad portfolio of products which largely target large, high-growth over-the-counter pharmaceutical and personal care markets. For more information, visit www.genommalab.com.

Forward-looking Statements

Contact:
Investor Relations
Tel: +52 (55) 5081 0000 Ext. 5106
E-mail:inversion@genommalab.com

In New York: Grayling USA, Lucía Domville
Tel: +1 (646) 284-9416
E-mail: genommalab@grayling.com